SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

November 26, 2014

VIA COURIER AND EDGAR

Re:	Summit Materials, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted November 14, 2014
CIK No. 0001621563

Kamyar Daneshvar, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Daneshvar:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Draft Registration Statement relating to the offering of shares of its Class A common stock, marked to show changes from Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) confidentially submitted on November 14, 2014. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated November 20, 2014, regarding Amendment No. 1. To assist your review, we have retyped the

Securities and Exchange Commission	2	November 26, 2014

text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Summit.

Summary, page 1

Summary Historical Consolidated Financial and Other Data, page 17

1.	We note your response to comment 14 in our letter dated November 5, 2014. While we agree that pro forma financial information is not required for your recent acquisitions, any Pro Forma financial information that is presented is to comply with the requirements for presentation in Article 11-2 of Regulation S-X. As such, we continue to request that you expand your presentation of pro forma Adjusted EBITDA and Adjusted Revenue to comply with the guidance in Article 11-02 of Regulation S-X for presenting pro forma financial information. Please also note that pro forma financial information is only to be presented for the most recent annual and interim period. As such, pro forma financial information presented for fiscal years prior to fiscal year 2013 needs to be removed. Please refer to Article 11-02(c)(2)(i) of Regulation S-X for guidance.

Summit respectfully notes that it has revised pages 5, 18 through 20, 92 and 110 in order to delete references to Adjusted Revenue and to move the reconciliation of net loss to Pro Forma Adjusted EBITDA to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to accompany discussion of material financial covenants that are calculated using such measure. In addition, in order to avoid confusion with pro forma financial information presented in accordance with Article 11 of Regulation S-X, all references to “Pro Forma Adjusted EBITDA” have been replaced with “Further Adjusted EBITDA.”

2.	We note your response to comment 15 in our letter dated November 5, 2014. Based on your response to comment 14 in our letter dated November 5, 2014, it appears that Pro Forma Adjusted EBITDA is not the financial covenant in your debt agreements but rather a component of a financial covenant. Therefore, Question 102.09 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations would not be applicable to the presentation of Pro Forma Adjusted EBITDA. Further, the presentation of Pro Forma Adjusted EBITDA does not appear to be solely presented for financial covenant purposes. As such, please either remove the reference that Pro Forma Adjusted EBITDA is presented for purposes of demonstrating compliance with your financial covenants or presented the entire calculation of the financial covenant that is required to be met. Further, the disclosure should only be presented for the most recent period.

In response to the Staff’s comment, Summit has revised pages 91 and 92 in order to present the entire calculation of the financial covenant required to be met,

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including a reconciliation of net loss to Further Adjusted EBITDA. Summit respectfully notes that because trailing four quarter financial information is used to test compliance under its senior secured credit facilities, the most recent relevant period is for the twelve months ended September 27, 2014. In order to provide a means for reconciling the trailing four quarter financial data Summit has retained information for the year ended December 28, 2013 and for the nine month periods ended September 28, 2013 and September 27, 2014, as discussed in footnote (a) to the table on page 92.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Results of Operations, page 71

3.	As previously requested in comment 21 in our letter dated November 5, 2014, please quantify the impact changes in volume, pricing, acquisitions, and any other material factor disclosed for the changes in revenue and operating (loss) income for each period presented at the consolidated level and changes in revenue, operating (loss) income, and Adjusted EBITDA at the segment level. Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K for guidance. In this regard, while you do provide some quantified information at the product level, this is not the same as the consolidated revenue analysis since it includes intercompany amounts and does not also include the paving services. Further, quantifying the impact of organic growth does not fully address the requirements in Item 303 of Regulation S-K, as organic growth is impacted by changes in volumes and/or pricing.

Summit has expanded the disclosures on pages 72 through 91 in order to more specifically quantify the impact of changes in volume, pricing, acquisitions and other material factors on changes in revenue and operating (loss) income for each period presented at the consolidated level and changes in revenue, operating (loss) income, and Adjusted EBITDA at the segment level. Summit respectfully advises the Staff that it believes it has provided all of the detail that can be accurately and meaningfully quantified and that the presentation is consistent with the manner in which management tracks such information. Summit notes that although volume and pricing change impacts can be readily disclosed at the product level, on a segment or combined basis those impacts are more difficult to accurately and meaningfully quantify. For example, the impact of changes in volume or price on operating (loss) income is clouded by many other variables at play, including product and service mix, economies of scale achieved and movements in variable costs.

4.

As previously requested in comment 21 in our letter dated November 5, 2014, please ensure the factors disclosed address a significant portion of the change in revenue and operating (loss) income at the consolidated level and the change in revenue, operating (loss) profit, and Adjusted EBITDA at the segment level for the

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periods presented. For example, your discussion and analysis of the increase in revenue for the Central Region during the interim periods presented appear to only address $10.4 million of the $39.3 million increase. Further, it is unclear how the $13.7 million net volume changes contribution and the $10.7 million pricing changes contribution relate to the $5.5 million due to organic growth and $4.9 million due to acquisitions. Please note that this is just one example and not the only area that needs to be addressed.

Summit has revised pages 72 through 91 to address the matters identified in the Staff’s comment.

5.	We note your response to comment 23 in our letter dated November 5, 2014, along with the analysis provided on page 78. It is unclear how the additional disclosures regarding stripping costs adequately explains to investors the operating loss recognized in both periods presented, what management is doing to address the continued losses, and management’s expectation as to when the loss will turn around. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance. Further, please quantify the impact of the stripping costs recognized during the 2014 interim period.

Summit respectfully advises the Staff that it has revised page 78 to clarify that the operating loss recognized in the nine months ended September 27, 2014 was in fact due to $1.3 million in transaction costs incurred in relation to Summit’s acquisition of Buckhorn Materials (as defined in the Draft Registration Statement) and lower production output in aggregates during the period. Accordingly, Summit has provided additional detail explaining the operating loss recognized and disclosing what management is doing to address continued losses, and management’s expectations as to when the loss will turn around. Summit has also revised page 85 to note that the East region would have had operating income absent the goodwill impairment charge which is not expected to be a recurring cost.

6.	We note the analysis you provided in response to comment 24 in our letter dated November 5, 2014, related to the goodwill impairment charges recognized. Please expand your disclosures for the goodwill impairment charge recognized for the Utah reporting unit to address the following:

•	Identify what specifically declined 3% from 2012 to 2013.

•	Disclose the amount of revenues and operating loss recognized in 2012 and 2013.

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•	Disclose the assumed amount of revenues and operating income to be recognized in 2013 in the discounted cash flow analysis prepared during fiscal year 2012.

•	Provide a discussion of the specific facts and circumstances that supported management’s assumptions for the Utah reporting unit during the fiscal year 2012 goodwill impairment test.

•	Provide a discussion of the specific facts and circumstances that occurred during fiscal year 2013 that resulted in a deviation from the assumptions made during the fiscal year 2012 goodwill impairment test. Please also include how that deviation then impacted fiscal years 2014 and beyond in the discounted cash flow model prepared for fiscal year 2013.

•	Explain why there is no material uncertainty associated with the remaining $36.6 million of goodwill for the Utah reporting unit as of December 28, 2013. Presumably, the fair value of the reporting unit and the carrying value of the reporting unit are the same subsequent to the goodwill impairment charge.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Summit has revised page 80 to expand its disclosures regarding the goodwill impairment charge recognized for the Utah reporting unit to address the matters identified in the Staff’s comment. Further, as of September 27, 2014 and through the date of this letter, Summit determined that no events or circumstances from September 28, 2013 through September 27, 2014 indicated that a further assessment was necessary.

Liquidity and Capital Resources, page 84

7.	We note the expanded disclosure you provided in response to comment 26 in our letter dated November 5, 2014. Please further expand your disclosure to disclose the amount of the current long-term debt excluded from the working capital measure and to also explain why the use of the long-term debt impacts your calculation of working capital. For example, if you do not intend to use cash or other current assets to repay the current portion of your long-term debt, please explain this and your history with refinancing the current portion of long-term debt prior to using current assets to meet your current liability obligations.

Summit has revised its definition of working capital to include the current portion of long-term debt. The respective amounts and definition have been revised on page 91.

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Tax Receivable Agreement, page 89

8.	We note your response to comment 25 in our letter dated November 5, 2014, along with the disclosures you provided in response. Please expand these disclosure to include the estimated aggregate amount that would be payable upon termination of the Tax Receivable Agreement. Please also disclose the facts and circumstances that prohibit you from estimating a reasonable range of future payments and the anticipated timing of those payments.

Summit has revised pages 96 and 97 to include disclosure regarding the estimated aggregate amount that would be payable upon termination of the Tax Receivable Agreement and the facts and circumstances that prohibit it from accurately estimating future payments and the anticipated timing of those payments.

Critical Accounting Policies, page 91

Goodwill and Goodwill Impairment, page 92

9.	We note that the Utah reporting unit has $36.6 million of goodwill remaining after the recognition of $53.3 million of goodwill impairment charges. As such, please disclose the following for the Utah reporting unit:

•	The percentage by which fair value exceeds the carrying value as of the most recent step one test.

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Summit has not yet completed a subsequent step one test. Summit’s measurement date is the first day of the fourth quarter and it will conclude the analysis prior to issuing its fiscal 2014 results. Accordingly, Summit is not yet able to report the percentage by which the fair value exceeds the carrying value subsequent to the 2013 analysis, which is the analysis by which the impairment charge was recorded and, after the impairment charge, the carrying value of the reporting unit equaled its fair value.

As the Staff advised in comment 6 above, Summit has expanded disclosure related to key assumptions in the 2013 step one analysis. Summit has also expanded its disclosure on page 80 to disclose its assessment that a future impairment is low given that the 2013 analysis assumed a delayed market recovery and did not take into consideration cost cutting measures that could be, and were, implemented in 2014.

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Index to Financial Statements, page F-1

Audited Consolidated Financial Statements of Summit Materials Holdings L.P.

(1) Summary of Organization and Significant Accounting Policies, page F-12

Fair Value Measurements, page F-16

10.	We note that you attributed the $10.3 million gain recognized during fiscal year 2011 from the reversal of contingent consideration to cost overruns on paving and related service contracts. Please tell us the amount of the cost overruns recognized during fiscal year 2011. In this regard, we refer you to your disclosure on page 94 that you did not recognize any material contract adjustments during fiscal years 2011 through the 9-months ended September 27, 2014. Please refer to comments 32 and 40 in our letter dated November 5, 2014.

Summit has revised the disclosure on page F-17 to clarify that the contingent consideration was a result of profit margins on various contracts being less than projected as of the related entity’s respective acquisition date. The term “cost overruns” is intended to indicate that the contracts were less profitable than what was expected prior to Summit’s ownership of the respective businesses. The term “cost overruns” is not meant to indicate that there were material contract losses that resulted in the contingent consideration thresholds not being achieved. Summit considered contract losses in 2011 of $10 million on an individual contract or as the net of total contract losses and gains to be a material amount that would merit disclosure. Summit supplementally confirms that there were no individual or total contract adjustments that were material based on the foregoing threshold during fiscal year 2011 or through the nine months ended September 27, 2014.

(2) Acquisitions, page F-17

11.	We note your response to comment 41 in our letter dated November 5, 2014, in which you note that the acquisition of Norris Quarries, LLC on February 29, 2012, is material. Please provide the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for this acquisition. As noted by ASC 805-10-50-3, only individually immaterial acquisitions may be aggregated for disclosure purposes.

When determining whether an acquisition is material with respect to the disclosure requirements of ASC 805, one of the items that Summit considers is the significance definitions in Rule 1-02(w) of Regulation S-X. Pursuant to this definition, Norris Quarries, LLC (“Norris”) would be considered significant as its 2011 pre-tax earnings were more than 20% of Summit’s 2011 pre-tax earnings. However, Norris’ 2011 assets, revenue and Summit’s investment in Norris were

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all less than 5% of Summit’s 2011 comparable amounts. This outcome resulted from Summit’s pre-tax earnings in fiscal 2011 approaching break-even (as Summit’s fiscal 2011 pre-tax loss was $1.4 million). Therefore, Summit views Norris as insignificant to its existing business.

Given that Norris’ assets and revenue were not significant to Summit and that Norris’ pre-tax earnings were significant only because of Summit’s near break-even results in 2011 and the fact that Summit believes investors find information on its small and mid-size acquisitions to be valuable when aggregated, Summit has included the disclosures required by ASC 805 on an aggregated basis.

In addition, Summit notes that providing such disaggregated disclosures for Norris could provide valuable competitive information to other private companies that wish to sell their businesses to Summit. The targeted companies could calculate the earnings multiples and asset values at which businesses were acquired in the past and, Summit believes this would place it at a competitive disadvantage in future negotiations and result it being forced to pay higher purchase prices for acquired businesses in the future. However, management believes that the aggregated disclosures provide useful information to investors without placing the company at a competitive disadvantage.

In order to facilitate the Staff’s consideration of Summit’s position, Summit is supplementally providing the Staff with disaggregated information with respect to Norris along with calculations referenced above (the “Supporting Materials”). Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Supporting Materials are being provided to the Staff on a supplemental basis only under separate cover and are not to be filed with or deemed part of or included in the Draft Registration Statement. Pursuant to Rule 418, and on behalf of Summit, we request that the Supporting Materials be returned to Summit upon completion of your review thereof. Please contact us when you have completed your review, and we will arrange for the Supporting Materials to be picked up from you.

(19) Employee Long Term Incentive Plan, page F-32

12.	We note your response to comment 43 in our letter dated November 5, 2014. To help us to assess the materiality of any significant difference between the fair value of the Class D units underlying those units granted and the pricing of this offering, please tell us the number of Class D units granted at each grant date during the most recent annual period and subsequent interim period, along with the fair value of the Class D units used to estimate the fair value of the Class D units granted. Please also tell us your basis for estimating the corresponding fair values.

Summit has provided the information requested in the Staff’s comment in the table attached as Annex A to this letter. Summit respectfully advises the Staff that

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the fair value of the Class D units is estimated as of the grant date using Monte Carlo simulations, which require the input of subjective assumptions, including the expected volatility and the expected term.

Unaudited Consolidated Financial Statements of Summit Materials Holdings L.P. and Subsidiaries

2. Acquisitions, page F-46

13.	Please provide us with the purchase price and amount of goodwill recognized for each of the acquisitions made during fiscal year 2014 in the West Region reportable segment.

Summit has provided the information requested in the Staff’s comment in the table below.

	West Region
(in thousands)	Alleyton	Southwest Ready Mix	Troy Vines	Canyon Redi-Mix	Mainland	Total
Purchase price	$181,752	$20,000	$21,795	$4,746	$92,325	$320,618
Goodwill	$147,006	$15,736	$17,117	$2,172	$55,109	$237,140

14.	Please provide us with your calculations of the significance tests prepared in accordance with Article 1-02(w) of Regulation S-X for your acquisitions of Alleyton Resource Corporation and Mainland Sand & Gravel ULC.

Summit respectfully advises the Staff that it applied the significance tests in accordance with Rule 1-02(w) of Regulation S-X with respect to its acquisitions of Alleyton Resource Corporation and Mainland Sand & Gravel ULC and determined that each of these acquisitions was less than 20% significant under each of the three significance tests. The specific calculations are attached as Annex B to this letter. Summit respectfully submits that because each these acquisitions was less than 20% significant when tested individually and less than 50% significant when tested in the aggregate with acquisitions during the applicable fiscal year, the financial information pursuant to Article 3-05 of Regulation S-X is not required.

*    *    *    *    *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	10	November 26, 2014

cc:	Securities and Exchange Commission

Pamela Long

Tracey Houser

Al Pavot

Summit Materials, Inc.

Thomas W. Hill

Brian J. Harris

Anne Lee Benedict

Simpson Thacher & Bartlett LLP

Edward P. Tolley III

Davis Polk & Wardwell LLP

Michael P. Kaplan

Sophia Hudson

Annex A

	Number of Class D Interests Granted			Fair Value Per Class D Interest			Basis for Estimating Fair Values
Date of Grant	D-1 Time Vesting	D-1 Perf. Vesting	D-2 Perf. Vesting	D-1 Time Vesting	D-1 Perf. Vesting	D-2 Perf. Vesting	Risk-Free Rate	Dividend Yield	Volatility	Expected Term
March 2013	217	217	65	2,786	2,462	1,822	0.50%	0.00%	58.0%	4 years
August 2013	367	367	110	2,786	2,462	1,822	0.50%	0.00%	58.0%	4 years
April 2014	223	223	67	1,368	2,137	1,352	0.68%	0.00%	58.0%	3 years
April 2014	3	3	1	1,368	2,137	1,352	0.68%	0.00%	58.0%	3 years
September 2014	184	184	55	1,368	2,137	1,352	0.68%	0.00%	58.0%	3 years

Annex B

(in millions)	Alleyton	Mainland	Total(1)

Investment Test
Purchase price of acquired subsidiary	$210	$102
Total assets of Summit Holdings	$1,251	$1,251

Significance	16.8%	8.2%	36.2%

Asset Test
Total assets of acquired subsidiary	$88	$39
Total assets of Summit Holdings	$1,251	$1,251

Significance	7.1%	3.1%	15.2%

Income Test
Pre-tax earnings of acquired subsidiary	$14	$8
Pre-tax earnings of Summit Holdings	$106	$106

Significance	13.4%	7.3%	35.6%

(1)	Represents significance for all 2014 acquisitions in the aggregate.